BRADLEY PHARMACEUTICALS, INC.
         	CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         	(UNAUDITED)


NOTE A - Summary of Accounting Policies

The unaudited interim financial statements of Bradley Pharmaceuticals, Inc.
the "Company") have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

In the opinion of the Company, the accompanying unaudited financial statements contain all adjustments (consisting of normal recurring entries) necessary to present fairly the financial position as of March 31, 1998 and the results of operations and cash flows for the three month periods ended March 31, 1998 and 1997, respectively.

The accounting policies followed by the Company are set forth in Note A of the Company's financial statements as contained in the Form 10-KSB for the year ended December 31, 1997 filed with the Securities and Exchange Commission. The Form 10-KSB contains additional data and information with respect to long-term debt, intangible assets, stock agreements, stock option plans, private place-ment of securities and reserved shares, escrow shares, chargebacks and rebates, related party transactions, income taxes, commitments, economic dependency and other items and is incorporated by reference.

The results reported for the three month period ended March 31, 1998 are not necessarily indicative of the results of operations which may be expected for a full year.



                                    7




                         BRADLEY PHARMACEUTICALS, INC.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

This document may contain forward-looking statements which reflect management's current views of future events and operations. These forward-looking statements are based on assumptions and external factors, including assumptions relating to to regulatory action, capital requirements and competing products. Any changes in such assumptions or external factors could produce significantly different results.

LIQUIDITY AND CAPITAL RESOURCES

On March 31, 1998, the Company had positive working capital of $540,946, an increase of $513,714 over December 31, 1997 positive working capital of $27,232. Improvement in the Company's working capital position at March 31, 1998 was primarily due to an operating profit and positive cash flow from financing activities during the three months ended March 31, 1998 ("First Quarter 1998"). In an effort to improve the Company's financial position, the Company has, and will continue to, implement steps to control its expenses and maintain cost controls (including reducing general and administrative expenses as well as reducing samples, materials and finished goods inventory on hand) and its reliance on managed care sales.

	Working capital for First Quarter 1998 included (i) an increase in accounts receivable balances over December 31, 1997 of approximately $2,250,000 due, principally, to a high percentage of First Quarter 1998 sales occurring in March 1998, (ii) a decrease in the Company's inventory and prepaid samples and materials of approximately $111,000, (iii) increase in income taxes payable of approximately $230,000, and (iv) increase in accounts payable and accrued expenses of approximately $1,180,000.

The United States Food and Drug Administration (the "FDA") is currently reviewing cough and cold products for its Over-the-Counter ("OTC") monograph, and could designate the formula that is in DECONAMINE(r) as an OTC formulation. It is not currently possible for the Company to predict how its operations and financial condition will be affected if the DECONAMINE(r) product line is converted from prescription status to over-the-counter status.

Further, the Company is required to file an Abbreviated New Drug Application "ANDA" with the FDA for its DECONAMINE(r) SR product, which is expected to maintain the prescription status of this product beyond the final monograph.
The cost of this application is approximately $900,000. The Company has entered into an agreement with Phoenix International to perform clinical studies required for the issuance of the ANDA. As of the date of this 10-QSB, the Company has paid approximately $225,000 with respect to this project. The project is being deferred until regulatory and competitive circumstances warrant completion and submission to the FDA. Completion of the research and development project is subject, however, to the Company's either generating sufficient cash flow from operations to fund the same or obtaining requisite financing from outside sources, of which there can be no assurance. Therefore, the Company cannot at this time reasonably anticipate the timing of the expenditure of funds for these purposes. The inability of the Company to further develop and/or file the necessary ANDA for DECONAMINE(r) SR could have a material adverse effect on the Company's business.

In addition, the Company, during January 1997, began a program to repurchase in open market transactions over the next twenty-four months, up to 5% of its outstanding Class A Common Stock. As of May 8, 1998, the Company has repurchased 197,045 shares of Class A Common Stock at a total cost of $343,452. These shares are held by the Company as treasury shares to be used for purposes deemed necessary by the Company's Board of Directors, including funding the Company's 401(k) Retirement Plan matching contribution.

Based upon a review of its computer operations, the Company has determined that its costs related to the Year 2000 problem will be insignificant. The Company has no internally developed software that it utilizes for its operations, but uses software which is compatible with the Year 2000. The Company expects to upgrade its system in late 1998 or early 1999 and will receive that upgrade in the normal course of business. However, to the extent that vendors and customers or other third parties with whom the Company transmits data electronically are not Year 2000 compliant, there can be no assurance that any resulting problems will not have a material adverse effect on the Company.


RESULTS OF OPERATIONS

Chargebacks and rebates are the difference between prices at which the Company sells its products (principally DECONAMINE(r) SR and Carmol(r)) to wholesalers and the sales price ultimately paid by the end-user (often governmental agencies and managed care buying groups) pursuant to fixed price contracts. The Company records an estimate of the amount either to be charged-back to the Company or rebated to the end-user at the time of sale to the wholesaler.

NET SALES (net of all adjustments to sales) for First Quarter 1998 were $4,241,281, representing an increase of $569,632, or approximately 16%, over net sales for First Quarter 1997. This increase primarily reflects gains resulting from increases in Doak Dermatologic products Carmol(r), Acid Mantle(r), and new product sales of LePont(r) Beauty Enhancer. Sales of Acid Mantle(r) and LePont(r) Beauty Enhancer are generally not subject to chargebacks or rebates.

COST OF SALES for First Quarter 1998 was $1,314,797, representing an increase of $460,280, or approximately 54%, over First Quarter 1997 cost of sales. This increase was primarily due to a change in the Company's sales product mix, including stronger growth in Doak Dermatologics' products which maintain a higher Cost of Sales versus Kenwood. The Company's gross profit margin





                                   9


decreased, from 77% during First Quarter 1997 to 69% during First Quarter 1998, reflecting the change in product mix towards more Doak Dermatologics' products.

SELLING, GENERAL and ADMINISTRATIVE EXPENSES were $1,970,327 for First Quarter 1998, representing an increase of $24,178, or approximately 1%, over selling, general and administrative expenses for First Quarter 1997. This increase reflects, primarily, savings in general and administrative and offset by increased investment in other areas of sales and marketing, and decreased legal/professional fees. The Company has and will continue to institute cost saving programs during 1998.

DEPRECIATION and AMORTIZATION EXPENSES for First Quarter 1998 were $273,434, or $132,254 below First Quarter 1997 expenses. This decrease was principally due to the restructuring of the Berlex transaction as well as the re-estimating of the DECONAMINE(r) amortization period.

INTEREST EXPENSE - Net for First Quarter 1998 was $42,167, or a decrease of $69,695 from the First Quarter 1997. This decrease was principally due to renegotiating and payment of the outstanding debt due to Berlex and repayment other debt (As discussed in detail in Form 10-KSB for the year ended December 31, 1997).

NET INCOME for First Quarter 1998 was $403,556, as compared to $212,433 for First Quarter 1997, an increase of over 90%. This increase was principally due to an increase in net sales and a decrease in depreciation and amortization and interest expense. This increase in net income results in an increase of $96,000 from income taxes from the corresponding period in 1997. The increase in income tax is due to a higher pretax income. The effective income tax rate decreased from 40% in the First Quarter 1997 to 37% in the First Quarter 1998 due to the benefit derived from previous net operating losses, which a deferred tax asset had been fully reserved.

NET INCOME PER COMMON SHARE for the First Quarter 1998 on a diluted basis was $.04 per common share, representing a $.01 increase over First Quarter 1997 results. The First Quarter 1998 net income per basic common share was $.05, representing a $.02 increase over First Quarter 1997 results.




                                  10


Item 1. Legal Proceedings

The Company is a party to various legal proceedings from time to time incidental to the conduct of its business, none of which are material to the business or financial condition of the Company, except as may be disclosed in this or prior reports.
















                                  11


Item 5. Other Information

On April 8, 1994, the Company was apprised by the New York State Department of Environmental Conservation ("NYSDEC") that Doak's current leased manufacturing facility located on adjoining parcels at 67 Sylvester Street and at 62 Kinkel Street, Westbury, New York, are located in the New Cassel Industrial Area, which had been designated by the NYSDEC on the Registry of Inactive Hazardous Waste Sites (the "Registry"). The real property on which Doak's current manufacturing facility is situated is owned by and leased to the Company by Dermkraft, Inc. an entity owned by the former controlling shareholders and officers of Doak. On February 7, 1995, the Company was apprised by the NYSDEC that the current manufacturing facility will be excluded from the Registry. By letter dated April 21, 1995, the NYSDEC notified the Company that it intended to investigate the Company's current manufacturing facility to determine if hazardous substances had previously been deposited on that property. By letter dated October 24, 1995, NYSDEC notified Dermkraft, Inc. that the current manufacturing facility is included in or near an inactive hazardous waste site described as "Kinkel and Sylvester Streets" and that NYSDEC intends to conduct a Preliminary Site Assessment to study the site and immediate vicinity.

Thereafter, by letter dated May 3, 1996 addressed to Dermkraft, Inc., the NYSDEC notified Dermkraft that the site at 62 Kinkel Street has been listed on the Registry due to the presence of trichloroethylene ("TCE") in soils and groundwater due to the use of TCE by LAKA Tools and Stamping and LAKA Industries, a former tenant from 1971 through 1984. The NYSDEC documents refer to Doak Dermatologics as the current tenant but do not refer to any activities of Doak Dermatologics or the Company as a basis for the listing in the Registry. The Company cannot at this time determine whether the cost associated with the investigation and required remediation, if any, of the current manufacturing facility will be material. With respect to the former manufacturing facility on Magnolia Avenue, which remains designated by the NYSDEC as part of the Registry, management believes that Doak will not be obligated to contribute to any remediation costs, if any are required.











                                  12



Item 6. Exhibits and Reports on Form 8-K

      (a) Exhibits
          27. Financial Data Schedule

      (b) Reports on Form 8-K
          None.




























                                   13



                              	SIGNATURES


In accordance with the requirement of the Exchange Act, the Registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                       	BRADLEY PHARMACEUTICALS, INC.
                              	(REGISTRANT)



Date:  May 13, 1998          	 /s/ Daniel Glassman
                              ------------------------------
                                     Daniel Glassman
                                     Chairman of The Board, President and
                                     Chief Executive Officer
                                    (Principal Executive Officer)

Date:  May 13, 1998           	/s/ R. Brent Lenczycki, CPA
                              ------------------------------
		                                			R. Brent Lenczycki, CPA
				                                	Manager of Finance
				                               	(Principal Financial and
                                					Accounting Manager)














                                   14